MANEX RESOURCE GROUP INC.


Manex Resource Group

1550-1185 WEST GEORGIA STREET, VANCOUVER, BC V6E 4E6
TEL: 604-684-9384 FAX: 604-689-4546


06017830

October 19, 2006

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5 St. NW
Washington, DC 20549

SUPPL

Dear Sirs:

Re: Insider Report for Lawrence Page – Avalon Ventures Ltd.
File No. 82-4427

We are enclosing a copy of an Insider Trading Report filed with SEDI on behalf of Mr. Page by the writer, as agent, on October 17, 2006.

Yours very truly,

MANEX RESOURCE GROUP INC.

Barbara L. Fines

Per:
Barbara L. Fines
Corporate Secretary

/blf
Encl.

cc: Avalon Ventures Ltd.
Attn: Marie Thorne

cc: Jeffrey T.K. Fraser

dlw 10/30

Back **2006-10-17, 18:32:28, EDT**

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		30000	2006-10-17	10 - Acquisition or disposition in the public market	-10000	20000

2006-10-17, 18:32:01, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	30000		
Filing date	2006-10-17		
Date of transaction	2006-10-17		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	10000		
Unit price or exercise price	0.75	Currency	Canadian Dollar
Closing balance of securities held	20000		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

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